Exhibit (h)(7)

REGULATORY ADMINISTRATION AGREEMENT

AGREEMENT made as of the 1st day of January, 2012, between ProShares Trust (the “Trust”), a Delaware statutory trust having its principal place of business at 7501 Wisconsin Avenue, Suite 1000E, Bethesda, Maryland 20814, and Citi Fund Services Ohio, Inc., (“Citi”), an Ohio corporation having its principal place of business at 3435 Stelzer Road, Columbus, Ohio 43219.

WHEREAS, the Trust is engaged in business as an investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Trust is authorized to issue shares of capital stock (the “Shares”) in separate series with each such series representing interests in a separate portfolio of securities and other assets hereto (each such series being herein individually referred to as a “Fund,” and such series being herein collectively referred to as the “Funds,” which shall include other series subsequently established by the Trust in each case upon approval by the Board of Trustees of the Trust); and

WHEREAS, J.P. Morgan serves as the administrator for the Trust (the “Administrator”);

WHEREAS, the Trust desires to retain Citi to provide regulatory administrative services to the Trust with respect to the Funds; and

WHEREAS, Citi is willing to perform such services under the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the covenants hereinafter contained, the parties hereby agree as follows:

1.	Services as Regulatory Administrator.

Citi shall perform for the Trust the regulatory administrative services set forth in Schedule A hereto (collectively, the “Services”). Citi may provide such other services as may be reasonably requested by the Trust, which may result in an additional fee, the amount of which shall be mutually agreed upon by the parties.

Citi shall, for all purposes herein, be deemed to be an independent contractor and, other than as expressly provided or authorized (as directed by the Board or as provided herein), shall have no authority to act for or represent the Trust in any way and shall not be deemed an agent of the Trust. Citi may, in its discretion and at its expense, utilize agents in connection with its Services, and in addition may appoint in writing other parties qualified to perform regulatory administrative services reasonably acceptable to the Trust (individually, a “Sub-administrative Agent”) to carry out some or all of its responsibilities under this Agreement with respect to a Fund; provided, however, that each agent (including any Sub-administrative Agent) shall be the agent of Citi and not the agent of the Trust or such Fund, that Citi shall be fully responsible for the acts of each agent (to the extent Citi would be responsible if Citi had performed such acts) and shall not be relieved of any of its responsibilities hereunder by the use or appointment of such agent, and that Citi shall disclose in writing the name of any Sub-Administrative Agent, and the nature of the relationship between the Sub-Administrative Agent and Citi, to the Trust. In selecting and managing its relationship with each third party vendor, Citi shall strive to achieve the best overall combination of service quality and cost as may be practical under the circumstances, and shall comply with applicable laws and regulations.

In addition, with respect to each third party vendor that renders goods or services for which an out-of-pocket expense is charged to the Trust hereunder (an “Invoiced Vendor”), Citi will provide reasonable information, upon request, pertaining to its selection of and experience with the Invoiced Vendor and Citi’s assessment of service quality and cost associated with the use of the Invoiced Vendor.

In the event that the Trust reasonably requests that Citi use or consider using a particular third party vendor other than the Invoiced Vendor generally used by Citi for the function performed by such Invoiced Vendor, Citi will in good faith assess service quality and cost factors associated with making the replacement, and report thereon to the Trust. Citi shall inform the Trust if Citi reasonably believes that (i) the services of an Invoiced Vendor are so closely integrated within Citi’s internal operations or general service model or operations as to make it impractical for Citi to utilize another provider, or (ii) the use of a particular third party vendor suggested by the Trust might create a significant issue of service quality, liability, or other risk to Citi or the Trust. If no material issue is raised pertaining to the criteria set forth in the preceding sentence, then at the election of the Trust, Citi will utilize the alternative vendor; provided, however, that all costs of implementation (including but not limited to all out-of-pocket expenses incurred by Citi) incurred by Citi with respect to the use of the alternative vendor shall be payable by the Trust. In addition, in the event that the use of the alternative vendor would cause an increase in Citi’s management oversight, systems costs, time commitments of personnel or other increase in the internal resources devoted to matters related to the function performed by such vendor, the personnel-related and all other overhead expenses that are incrementally incurred by Citi shall be payable by the Trust. The amounts payable by the Trust pursuant to this paragraph shall be mutually agreed upon by the parties in good faith and shall be subject to the prior review and approval of the Trust.

The Trust’s Board of Trustees may appoint one or more third parties (each, a “Service Provider”) to perform certain services provided for under this Agreement on behalf of the Trust, and the liquidated damages provision of Section 4 shall not apply to such arrangements provided that the compensation payable to Citi hereunder continues to be paid in full without offset or credit for such services rendered by another Service Provider. In each case, the Trust shall notify Citi in writing of the scope of services to be provided by a Service Provider; the commencement date (and, if applicable, termination date) for such services; and the location (i.e., whether at the offices of Citi or such Service Provider) where the books and records related thereto shall be maintained. Citi shall have no responsibility for any services rendered by any such Service Provider.

In the event that regulatory developments applicable to the Trust necessitate or implicate additional services or an enhancement to the services hereunder (“Additional Services”), Citi shall monitor regulatory developments, and shall review the anticipated needs of the Trust promptly and provide information concerning the feasibility of implementing the Additional Services, including operational and commercial aspects that are or should be apparent to Citi concerning the same. Citi shall use commercially reasonable efforts to identify the specific changes (if any) to Citi’s service model that would be necessary to accomplish the Additional Services, and set out the estimated costs and estimated implementation timetable for such Additional Service. The parties shall then in good faith agree to mutually agreeable terms applicable to such Additional Service.

Citi, the Trust and their respective employees, agents, and subcontractors shall cooperate with each other. The Trust will cause its previous regulatory administrative services provider to cooperate with and provide information to Citi promptly, accurately and in agreed formats.

2.	Fees.

The Trust shall pay Citi for the Services to be provided by Citi under this Agreement in accordance with, and in the manner set forth in, Schedule B hereto. The parties agree that the fees set forth in Schedule B for the Services covered by this Agreement as of the date hereof shall not be subject to renegotiation during the one year period immediately subsequent to the Effective Date of this Agreement unless an assumption listed on Schedule B is materially incorrect.

Fees for any additional Services to be provided by Citi pursuant to any amendment to Schedule B shall be subject to mutual agreement at the time such amendment is proposed and shall be completely reflected in and evidenced by an amendment to Schedules A and B hereto. In the event that the provisions of Schedule A are amended upon mutual agreement of the parties to remove certain material services from those required to be provided hereunder, the parties will agree to a reduction in the fees payable under Schedule B, and the changes to services and fees shall become effective upon the date set forth in an executed amendment to this Agreement specifying those changes.

If this Agreement becomes effective subsequent to the first day of a month or terminates in accordance with its terms before the last day of a month, Citi’s compensation for that part of the month in which this Agreement is in effect shall be prorated in a manner consistent with the calculation of the fees as set forth in Schedule B hereto. Payment of Citi’s compensation for the preceding month shall be made promptly. All rights of compensation under this Agreement for Services performed as of the termination date shall survive the termination of this Agreement.

3.	Allocation of Charges and Expenses.

Citi shall furnish at its own expense the executive, supervisory and clerical personnel necessary to perform its obligations under this Agreement. Citi shall also pay all compensation, if any, of any officers of the Trust who are affiliated persons of Citi or any affiliated corporation of Citi; provided, however, that unless otherwise specifically provided herein, Citi shall not be obligated to pay the compensation of any Service Provider or employee of the Trust retained by the Trustees of the Trust to perform services on behalf of the Trust.

The Trust assumes and shall pay or cause to be paid all other direct expenses of the Trust not otherwise allocated herein, including, without limitation, organization costs, taxes, expenses for legal and auditing services, the expenses of preparing (including typesetting), printing and mailing reports, prospectuses, statements of additional information, proxy solicitation material and notices to existing Shareholders, all expenses incurred in connection with issuing and redeeming Shares, the costs of custodial services, the cost of initial and ongoing registration of the Shares under Federal and state securities laws, fees and out-of-pocket expenses of Trustees who are not affiliated persons of the investment adviser to the Trust or any affiliated corporation of the investment adviser, insurance, interest, brokerage costs, litigation and other extraordinary or nonrecurring expenses, and all fees and charges of investment advisers to the Trust. The Trust shall also reimburse Citi for its reasonable and actual, out-of-pocket expenses, including, but not limited to, the reasonable travel and lodging expenses incurred by officers of the Trust and employees of Citi in connection with attendance at Board meetings and other meetings at which attendance is requested or required.

4.	Term.

This Agreement shall become effective as of the date first written above (the “Effective Date”) and shall continue in effect, unless earlier terminated as provided hereunder, for a period of one (1) year following the Effective Date (the “Initial Term”). Thereafter, unless otherwise terminated as provided hereunder, this Agreement shall continue until terminated upon six (6) months’ advance written notice given by either party to the other, specifying therein a specific termination date at least six (6) months subsequent to the date such written notice of termination is given. Notice of termination shall not be deemed to have been given until given as provided in the previous sentence. This Agreement may also be terminated (i) by mutual agreement of the parties, (ii) for “cause,” as defined below, upon the provision of at least ninety (90) days advance written notice by the party alleging cause, or (iii) by Citi upon the provision of at least ninety (90) days advance written notice in the event that the agreement between the Trust and the Administrator (the “Administration Agreement”) is terminated and the new administrator is not reasonably acceptable to Citi.

After such termination, for so long as Citi, with the consent of the Trust (and not in contravention of express instructions of the Trust given consistent with the terms of this Agreement), in fact continues to perform any one or more of the Services contemplated by this Agreement or any Schedule or exhibit hereto, the provisions of this Agreement, including without limitation the provisions dealing with compensation and indemnification, shall continue in full force and effect. Fees and out-of-pocket expenses incurred by Citi but unpaid by the Trust upon such termination shall be immediately due and payable upon and notwithstanding such termination, Citi shall be entitled to collect from the Trust, in addition to the fees and disbursements provided by Sections 2 and 3 hereof, the amount of all of Citi’s reasonable cash disbursements in connection with Citi’s activities in effecting such termination, including without limitation, the delivery to the Trust and/or its distributor or investment adviser and/or other parties, of the Trust’s property, records, instruments and documents.

For purposes of this Agreement, “cause” shall mean (a) a material breach of this Agreement that has not been remedied for thirty (30) days following written notice of such breach from the non- breaching party; (b) a final, unappealable judicial, regulatory or administrative ruling or order in which the party to be terminated has been found guilty of criminal or unethical behavior in the conduct of its business; (c) financial difficulties on the part of the party to be terminated which are evidenced by the authorization or commencement of, or involvement by way of pleading, answer, consent or acquiescence in, a voluntary or involuntary case under Title 11 of the United States Code, as from time to time is in effect, or any applicable law, other than said Title 11, of any jurisdiction relating to the liquidation or reorganization of debtors or to the modification or alteration of the rights of creditors; or (d) the provision of Services by Citi to the Direxion Funds, the Rydex Funds, or any registered investment company sponsored, managed, advised or distributed by Guggenheim Partners, LLC or Rafferty Asset Management or any affiliate or successor of either of them, provided that merely serving as subadvisor shall not be deemed to be sponsoring, managing, or advising such registered investment company.

If, for any reason other than mutual agreement of the parties, termination by Citi due to the termination of the Administration Agreement, or “cause,” as defined above, Citi is terminated or replaced as regulatory administrator, or if a third party (excluding any Sub- administrative Agent appointed by Citi or a Service Provider, as provided in Section 1 hereof) is added to perform all or a substantial part of the Services provided by Citi under this Agreement (a “Termination Event”), for which sufficient notice of termination is not provided to Citi (i.e., a notice of termination given after completion of the Initial Term specifying a termination date at least six (6) months subsequent to the date notice is given), then the Trust shall make a one-time cash payment, in consideration of the fee structure and Services to be provided under this Agreement, and not as a penalty, to Citi equal to the amounts that would be due to Citi between a Termination Event and the date this Agreement would otherwise terminate in accordance with its terms Citi shall not be required to provide any Services after the termination date as set forth in the notice of termination unless the parties mutually agree upon the terms and conditions of providing such Services following the termination date, which terms and conditions shall be materially similar to the terms and conditions of this Agreement.

In the event the Trust or a Fund is merged into another legal entity in part or in whole pursuant to any form of business combination or reorganization transaction or is liquidated in part or in whole prior to the expiration of the Initial Term of this Agreement, the parties acknowledge and agree that the liquidated damages provision set forth above shall be applicable in those instances in which Citi is not retained to provide regulatory administrative services consistent with this Agreement, including the level of assets subject to such services. The one-time cash payment referenced above shall be due and payable within ninety days (90) days after the date on which a Termination Event occurs, but in any event at least seven (7) days prior to any conversion from Citi’s system, including by means of any business combination or reorganization, or liquidation.

The parties further acknowledge and agree that, in the event Citi is terminated or replaced, as set forth above, the one-time payment described above is intended to adequately and fully compensate Citi for damages incurred for loss of anticipated revenue pursuant to a termination hereunder and is not intended to constitute any form of penalty.

5.	Standard of Care; Limitation of Liability; Indemnification.

The duties of Citi shall be confined to those expressly set forth herein, and to its obligations as regulatory administrator. Citi shall comply with all laws applicable to it and shall exercise reasonable care in the performance of all of its obligations under this Agreement, but shall not be liable to the Trust for any action taken or omitted by Citi in the absence of bad faith, willful misfeasance, negligence or from reckless disregard by it of its obligations and duties. Citi assumes no responsibility hereunder, and shall not be liable, for any damages, loss of data, delay or other loss whatsoever caused by events beyond its reasonable control. The Trust agrees to indemnify and hold harmless Citi, its employees, agents, directors, officers and nominees from and against any and all claims, demands, actions and suits, whether groundless or otherwise, and from and against any and all judgments, liabilities, losses, damages, costs, charges, fines, assessments, reasonable fees of counsel selected as specified below and other reasonable expenses (collectively, “Losses”) arising out of or in any way relating to Citi’s performance of Services under this Agreement or based, if applicable, upon reasonable reliance on information, records, instructions or requests given or made to Citi by the Trust, the Administrator or its successor or the investment adviser to the Trust, and on any information provided by any custodian or any Service Provider to the Trust; provided that this indemnification shall not apply to actions or omissions of Citi in cases of its own bad faith, willful misfeasance, negligence or the reckless disregard of its obligations and duties; and further provided that Citi shall give the Trust written notice of and reasonable opportunity to defend against any such claim in its own name or in the name of Citi.

Citi shall indemnify, defend, and hold harmless the Trust, its employees, agents, trustees, officers and nominees from and against Losses resulting directly and proximately from Citi’s willful misfeasance, bad faith, negligence or reckless disregard of its obligations and duties with respect to the performance of Services under this Agreement, including the Schedules hereto.

The rights hereunder shall include the right to reasonable advances of defense expenses in the event of any pending or threatened litigation with respect to which indemnification hereunder may ultimately be merited. In order that the indemnification provision contained herein shall apply, however, it is understood that if in any case one party may be asked to indemnify the other party or hold the other party harmless, the indemnifying party shall be fully and promptly advised of all pertinent facts concerning the situation in question, and it is further understood that the indemnified party will promptly identify and notify the indemnifying party concerning any situation which presents or appears likely to present the probability of such a claim for indemnification against the indemnifying party, but failure to do so in good faith shall not affect the rights hereunder. As to any matter eligible for indemnification, an indemnified party shall act reasonably and in accordance with good faith business judgment and shall not affect any settlement or confess judgment without the consent of the indemnifying party, which consent shall not be unreasonably withheld or delayed.

The indemnifying party shall be entitled to participate at its own expense or, if it so elects, to assume the defense of any suit brought to enforce any claims subject to this indemnity provision. If the indemnifying party elects to assume the defense of any such claim, the defense shall be conducted by counsel chosen by the indemnifying party and satisfactory to the indemnified party, whose approval shall not be unreasonably withheld. In the event that the indemnifying party elects to assume the defense of any suit and retain counsel, the indemnified party shall bear the fees and expenses of any additional counsel retained by it, If the indemnifying party does not elect to assume the defense of a suit, it will reimburse the indemnified party for the reasonable fees and expenses of counsel retained by the indemnified party.

Citi may apply to the Trust at any time for instructions and may, in consultation with the Trust, consult the Trust’s auditors and other experts retained by the Trust with respect to any matter arising in connection with Citi’s duties in relation to the Trust, and Citi shall not be liable or accountable for any action reasonably taken or omitted by it in good faith in accordance with such instructions. The Trust shall approve in advance any fees or costs to be incurred to auditors or other experts in connection with any such consultation.

Also, Citi shall be protected in acting upon any document which it reasonably believes to be genuine and to have been signed or presented by the properly authorized person or persons. Citi will not be held to have notice of any change of authority of any officers, employees or agents of the Trust until receipt of written notice thereof from the Trust. As used in this paragraph and the preceding paragraphs of this Article 5, the term “Citi” shall include partners, officers, employees and other agents of Citi as well as Citi itself. The indemnity and defense provisions set forth herein shall indefinitely survive the termination of this Agreement with respect to actions or inactions taken during the term of this Agreement.

NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR ANY PUNITIVE, SPECIAL, OR CONSEQUENTIAL DAMAGES, OR LOST PROFITS, EACH OF WHICH IS HEREBY EXCLUDED BY AGREEMENT OF THE PARTIES REGARDLESS OF WHETHER SUCH DAMAGES WERE FORESEEABLE OR WHETHER EITHER PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

Notwithstanding anything in this Agreement to the contrary, the cumulative liability of Citi to the Trust for all losses, claims, suits, controversies, breaches or damages for any cause whatsoever (including but not limited to those arising out of or related to this Agreement), and regardless of the form of action or legal theory, shall not exceed the total amount of compensation paid to Citi under this Agreement during the fifteen (15) months immediately before the date on which the alleged damages were claimed to have been incurred.

The indemnification provisions set forth herein shall survive the termination of this Agreement.

6.	Activities of Citi.

The services of Citi rendered to the Trust are not to be deemed to be exclusive. Citi is free to render such services to others and to have other businesses and interests. It is understood that directors, officers, employees and Shareholders of the Trust are or may be or become interested in Citi, as officers, employees or otherwise and that partners, officers and employees of Citi are or may be or become similarly interested in the Trust, and that Citi may be or become interested in the Trust as a Shareholder or otherwise. Citi represents to the Trust that it is not, under this Agreement, (i) acting as, and is not required to take any action that would require licensing or registration as, a fiduciary, an investment adviser, a certified public accountant, or a broker or dealer; or (ii) providing investment, legal or tax advice to the Trust or any other person or acting as the Fund’s independent accountants or auditors.

7.	Assignment.

This Agreement and the rights and duties hereunder shall not be assignable by either of the parties hereto except by the specific written consent of the other party. This Section 7 shall not limit or in any way affect Citi’s right to appoint a Sub-administrative Agent pursuant to Section 1 hereof. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns.

8.	Amendments.

This Agreement may only be amended by the written agreement of the parties hereto. The parties hereto may amend such procedures set forth herein as may be appropriate or practical under the circumstances.

9.	Certain Records.

Citi shall maintain customary records in connection with its duties as specified in this Agreement. Any records required to be maintained and preserved pursuant to Rules 31a-1 and 31a-2 under the 1940 Act which are prepared or maintained by Citi on behalf of the Trust shall be prepared and maintained at the expense of Citi, but shall be the property of the Trust and will be made available to or surrendered promptly to the Trust on request, and made available for inspection by the Trust or the Securities and Exchange Commission (and other appropriate governmental or regulatory authorities) at reasonable times.

Upon termination of this Agreement, or otherwise promptly upon the Trust’s demand, Citi shall turn over to the Trust all of the foregoing records of the Trust, and any other files, records and documents created and maintained by Citi pursuant to this Agreement which are no longer needed by Citi in the performance of its services or for its legal protection.

In case of any request or demand for the inspection of such records by another party, Citi shall notify the Trust and follow the Trust’s instructions as to permitting or refusing such inspection; provided that Citi may exhibit such records to any person in any case where it is advised by its counsel that failure to do so would be contrary to applicable law, or that Citi may be held liable for failure to do so, unless (in cases involving potential exposure only to civil liability) the Trust has agreed to indemnify Citi against such liability.

10.	Definitions of Certain Terms.

The terms “interested person” and “affiliated person,” when used in this Agreement, shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

11.	Notice.

All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given upon delivery if delivered by hand (against receipt) or by facsimile or electronic mail if receipt thereof is verified, or as of the date of delivery shown on the receipt if mailed at a post office in the United States by registered or certified mail, postage prepaid, return receipt requested, in any case addressed to the attention of the persons listed below and to the party intended as the recipient thereof at the address of such party as set forth below or at such other address or to the attention of such other person as such party shall subsequently designate for such purpose in a written notice (complying as to delivery with the terms of this Section 11).

Pursuant to this Section 11, notices shall be addressed as follows:

If to the Trust:	7501 Wisconsin Avenue, Suite 1000E
Bethesda, Maryland 20814
Attn: General Counsel
Telephone: (240) 497- 6539
Fax: (301) 634-4323
Email: adoberman@proshares.com

If to Citi:	Citi Fund Services Ohio, Inc.
100 Summer Street, Suite 1500
Boston, MA 02110
Attn: Bruce Treff
Telephone: (617) 824-1425
Fax: (617) 406-1989
Email: bruce.treff@citi.com

12.	Governing Law and Matters Relating to the Trust as a Delaware Statutory Trust.

This Agreement shall be construed in accordance with the laws of the State of Ohio and the applicable provisions of the 1940 Act. To the extent that the applicable laws of the State of Ohio, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but shall bind only the trust property of the Trust. The execution and delivery of this Agreement have been authorized by the Board of Trustees, and this Agreement has been signed and delivered by an authorized officer of the Trust, acting as such, and neither such authorization by the Trustees nor such execution and delivery by such officer shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Trust as provided in the Trust’s Agreement and Declaration of Trust.

Each Fund shall be regarded for all purposes hereunder as a separate party apart from each other Fund. Unless the context otherwise requires, with respect to every transaction covered by this Agreement, every reference herein to a Fund shall be deemed to relate solely to the particular Fund to which such transaction relates. Under no circumstances shall the rights, obligations or remedies with respect to a particular Fund constitute a right, obligation or remedy applicable to any other Fund. The use of this single document to memorialize the separate agreement between Citi and each Fund is understood to be for administrative convenience only and shall not constitute any basis for joining the rights or obligations of the Funds for any reason.

13.	Multiple Originals.

This Agreement may be executed in two or more counterparts, each of which when so executed shall be deemed to be an original, but such counterparts shall together constitute but one and the same instrument.

14.	Privacy.

In accordance with the Securities and Exchange Commission’s Regulation S-P (“Regulation S-P”) and applicable state privacy laws, nonpublic personal financial information relating to consumers or customers of the Trust provided by, or at the direction of the Trust to Citi, or collected or retained by Citi in the course of performing its duties shall be considered confidential information. Citi agrees that it shall not give, sell or in any way transfer such confidential information to any person or entity, other than affiliates of Citi to carry out its obligations under this Agreement, except at the direction of the Trust or as required or permitted by law. Citi warrants that it shall not disclose such confidential information to any person or entity as permitted in the previous sentence, other than at the direction of the Trust, unless such person or entity has agreed in writing to keep such information confidential. Citi represents that it has in place and shall maintain physical, electronic, and procedural safeguards reasonably designed to protect the security, confidentiality and integrity of, and to prevent unauthorized access to or use of records and information related to consumers or customers of the Trust. The Trust represents to Citi that it has adopted a statement of its privacy policies and practices as required by Regulation S-P and agrees to provide Citi with a copy of that statement annually.

15.	Legal Advice.

Citi shall notify the Trust at any time Citi reasonably believes that it is in need of the advice of counsel (other than internal counsel in the regular employ of Citi or any affiliated companies) with regard to Citi’s responsibilities and duties pursuant to this Agreement; and after so notifying the Trust, Citi, with the consent of the Trust, shall be entitled to seek, receive and act upon advice of legal counsel of its choosing and reasonably satisfactory to the Trust, which approval shall not be unreasonably withheld, such advice to be at the expense of the Trust or Funds unless relating to a matter involving Citi’s willful misfeasance, bad faith, negligence or reckless disregard with respect to Citi’s responsibilities and duties hereunder.

16.	Disaster Recovery

Citi represents and warrants that the various procedures and systems which Citi has implemented with regard to safekeeping from loss or damage attributable to fire, theft or any other cause of the records, and other data of the Trust and Citi’s records, data, equipment, facilities and other property used in the performance of its obligations hereunder are reasonably adequate and that it will make such changes therein from time to time as may be reasonably required for the secure performance of its obligations hereunder.

17.	Intellectual Property.

Citi acknowledges and agrees that all intellectual property rights of the Trust or ProShare Advisors LLC (the “Advisor”), including without limitation, patent, trademark, copyright, and trade secret rights, shall remain in the Trust or ProShare Advisors LLC, as applicable. Citi disclaims any right, title or interest in such intellectual property rights.

18.	Confidentiality.

Citi and the Trust will each treat as proprietary and confidential any facts, circumstances, information, plans, projects and technical or commercial knowledge gained about the other party through the relationship created by this Agreement, except that information in the public domain and technical, operational or commercial knowledge that was or is independently discovered or developed shall not be subject to any such restriction. For these purposes, confidential information includes but is not limited to that information which relates or refers to: business planning; internal controls; computer, data processing, or communications architectures or systems; electronic data processing architectures, applications, programs, routines, or subroutines; business affairs and methods of operation or proposed methods of operations, investment techniques, strategies or systems and their application in particular contexts, and any non-public financial or other non-public information In connection with the foregoing, each party acknowledges and agrees that, with respect to confidential information of the other party, (i) disclosure of such information to employees and agents shall only be made on a need-to-know basis and (ii) each party shall take commercially reasonable steps to protect the confidentiality of such information. Each party agrees that it will not disclose any such covered proprietary or confidential information gained in relation to the other party to unaffiliated third parties, except (i) in the case of disclosure by Citi, to a Sub-administrative Agent or other permitted agent referred to in. Section 1, or to a third party vendor used by Citi, provided that such disclosure shall be limited to information that is needed by such agent or vendor for the provision of services and, provided further, that further dissemination inconsistent with this provision shall be prohibited by written confidentiality restrictions, (ii) to financial or legal advisers on a need-to-know basis (in either case in such manner as to ensure no further dissemination), (iii) with the written consent of the other party, (iv) as provided in Section 9, as concerns the books and records of the Funds, (v) as may be required by law or legal process, provided that to the extent practicable, the disclosing party shall provide prior notice of the disclosure to the other party. The parties further agree that a breach of this paragraph by either party would irreparably damage the other party, and accordingly agree that each party shall be entitled to an injunction or other equitable relief to prevent the breach or a further breach of this provision.

The provisions of this section 18 shall survive the termination of this Agreement for a period of two years from the date of termination.

19.	Reports.

Citi shall furnish to the Trust and to its properly authorized auditors, investment advisers, examiners, distributors, dealers, underwriters, salesmen, insurance companies and others designated by the Trust in writing, such reports and at such times as are prescribed pursuant to the terms and the conditions of this Agreement to be provided or completed by Citi, or as subsequently agreed upon by the parties pursuant to an amendment hereto. The Trust agrees to examine each such report or copy promptly and will report or cause to be reported any errors or discrepancies therein. In the event that errors or discrepancies, except such errors and discrepancies as may not reasonably be expected to be discovered by the recipient after conducting a diligent examination, are not so reported promptly, a report will for all purposes be accepted by and binding upon the Trust and any other recipient, and Citi shall have no liability for errors or discrepancies therein and shall have no further responsibility with respect to such report.

20.	Rights of Ownership.

All computer programs and procedures employed or developed by or on behalf of Citi to perform services required to be provided by Citi under this Agreement are the property of Citi. All records and other data except such computer programs and procedures are the exclusive property of the Trust and all such other records and data shall be furnished to the Trust in appropriate form as soon as practicable after termination of this Agreement for any reason. The Trust acknowledges that Citi shall not be obligated to provide the Administrator, or any future administrator of the Trust, or such Administrator’s or administrators’ employees, agents, directors, officers or nominees with access to proprietary technology that is utilized by Citi in the provision of regulatory administration services (unless such administrator is Citi or any affiliated corporation of Citi) and that access shall not be knowingly provided to any such party, directly or indirectly, by the Trust or its representatives.

21.	Representations of Citi.

Citi represents and warrants that (a) Citi has been in, and shall continue to be in, substantial compliance with all provisions of law applicable to it in connection with the performance of its duties under this Agreement, (b) this Agreement when executed and delivered by Citi will constitute a legal, valid and binding obligation of Citi, enforceable against Citi in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties. In addition, Citi shall give written notice to the Trust of: (i) any acquisition, disposition, merger or reorganization of Citi that involves a change of control of Citi, or (ii) the commencement of Services by Citi to any geared exchange traded fund (including but not limited to the funds described in (d) of the third paragraph of Section 4; each within thirty (30) days of such occurrence.

22.	Representations of the Trust.

The Trust certifies to Citi that this Agreement has been presented to, reviewed and approved by the Board of Directors or Trustees of the Funds, and, when executed and delivered by the Trust, will constitute a legal, valid and binding obligation of the Trust, enforceable against the Trust in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties.

23.	Intentionally omitted.

24.	Information Furnished by the Trust and Funds.

Upon request, the Trust shall furnish to Citi the following documents, as amended and in effect as of the Effective Date hereof:

(a)	Copies of the Declaration of Trust of the Trust and of any amendments thereto,

(b)	Copies of the following documents:

(i)    The Trust’s Bylaws and any amendments thereto;

(ii)    Certified copies of resolutions of the Trustees covering the approval of this Agreement and authorization of specified officers of the Trust to execute and deliver this Agreement and authorization for specified officers of the Trust to instruct Citi hereunder.

(c)	A list of all officers of the Trust, together with specimen signatures of those officers and any other authorized persons, each of whom are authorized to instruct Citi in all matters hereunder.

(d)	The Prospectuses and Statement of Additional Information.

(e)	Directors and Officers liability policy.

(f)	Compliance policies and procedures adopted pursuant to Rule 38a-1 under the 1940 Act.

25.	Miscellaneous.

(a)	Paragraph headings in this Agreement are included for convenience only and are not to be used to construe or interpret this Agreement.

(b)	This Agreement constitutes the complete agreement of the parties hereto as to the subject matter covered by this Agreement, and supercedes all prior negotiations, understandings and agreements bearing upon the subject matter covered herein.

(c)	No amendment to this Agreement shall be valid unless made in writing and executed by both parties hereto.

(d)	No delay or omission by any party to this Agreement in exercising any right, power or remedy provided by law or under this Agreement shall affect that right, power or remedy, or operate as a waiver of it, and no party shall be deemed to have waived any provision of this Agreement unless set forth in a writing signed by such party.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the day and year first above written.

PROSHARES TRUST

By:	/s/ Louis M. Mayberg
Name:	Louis M. Mayberg
Title:	President

CITI FUND SERVICES OHIO, INC.

By:	/s/ Bruce Treff
Name:	Bruce Treff
Title:	Vice President and Managing Director

SCHEDULE A

TO THE REGULATORY ADMINISTRATION AGREEMENT

BETWEEN PROSHARES TRUST AND CITI FUND SERVICES OHIO, INC.

REGULATORY ADMINISTRATION SERVICES

1.	Provide regulatory administrative services for Board meetings by (i) coordinating Board book preparation, production and distribution, (ii) subject to review and approval by the Trust and its counsel, preparing Board agendas, resolutions and minutes, (iii) preparing the relevant sections of the Board materials required to be prepared or provided by Citi, including materials necessary to present new Funds to the Board, (iv) assist with gathering special materials related to annual contract renewals and approval of fund-related plans, policies and procedures, (v) attending Board meetings and recording the minutes, (vi) confirming amounts to be paid as Trustees compensation; (vii) performing such other Board meeting functions as agreed from time to time, including the preparation of certain memoranda and presentation materials;

2.	Prepare, subject to review by counsel to the Trust: (i) the annual update to the Trust’s registration statement on Form N-1A with respect to existing Funds, and (ii) other amendments to the Trust’s registration statement and supplements to its Prospectus and Statement of Additional Information, if any, reflecting developments from time to time with respect to existing Funds; (iii) file the foregoing with the Securities and Exchange Commission (the “SEC”), in consultation with the Trust and counsel to the Trust; and (iv) maintain files of such registration statements;

3.	Coordinate the printing and distribution of prospectuses, supplements, and proxy materials for meetings of shareholders; and coordinate the record holder research and tabulation process relating to proxies; file proxy statements and related solicitation materials with the SEC; prepare scripts for and attend shareholder meetings and record the minutes of such meetings;

4.	Update as appropriate, and subject to review by counsel to the Trust and the Chief Compliance Officer to the Trust, fund-related plans, policies and procedures or amendments thereto for existing Funds;

5.	Prepare and maintain, subject to review by counsel to the Trust and the Chief Compliance Officer to the Trust, a regulatory compliance calendar;

6.	Coordinate the execution of contracts and amendments to contracts, including those in connection with the establishment of new Funds, and maintain files of such contracts.

7.	Coordinate regulatory requests and responses pertaining to services provided or documents maintained by Citi;

8.	Provide input on regulatory matters for shareholder reports (e.g. approval of advisory contract and reports on shareholder voting results);

9.	Provide consultation related to regulatory aspects of the establishment, maintenance, and liquidation or dissolution of classes and /or Funds;

10.	Make available appropriate individuals to serve as Assistant Secretary of the Trust (to serve only in ministerial or administrative capacities relevant to Citi’s services hereunder), upon designation as such by the Board, each of whom shall be insured parties under the Trust’s Directors and Officers liability policy;

11.	Obtain and maintain fidelity bonds and directors and officers/errors and omissions insurance policies for the Trust in accordance with Rules 17g-1 and 17d-1 under the 1940 Act at the expense of the Trust, and file the fidelity bonds and any notices with the SEC as required under Rule 17g-1, to the extent such policies and bonds are approved by the Board;

12.	Coordinate gathering of proxy voting information pertaining to proxy votes on Fund holdings and coordinate the drafting and filing of the Funds’ proxy voting records (as approved by the investment adviser) on Form N-PX; and

13.	Prepare and distribute Trustee/Officer Questionnaires, review completed Questionnaires, and resolve issues concerning the information with the Trust and counsel.

SCHEDULE B

TO THE REGULATORY ADMINISTRATION AGREEMENT

BETWEEN PROSHARES TRUST AND CITI FUND SERVICES OHIO, INC.

FEE SCHEDULE

Regulatory Administration Services Fees

The Trust shall pay to Citi, on the first business day of each month, a regulatory administration fee computed at the annual rate set forth below:

110 – 119 Funds	$475,000
120 – 129 Funds	$500,000
130 – 139 Funds	$550,000
140 – 149 Funds	$600,000
150 – 159 Funds	$650,000
160 – 169 Funds	$700,000
170 – 179 Funds	$750,000
180 – 189 Funds	$800,000
190 – 199 Funds	$850,000

If number of Funds increases above 199 or decreases below 110 the parties will mutually agree upon an acceptable fee.

Assumptions:

The Fees set forth above are based upon the following assumptions. Should these assumptions be materially incorrect, the parties agree to renegotiate the fees paid hereunder.

•

4 Regular Board Meetings per year, consolidated with the Regular Board Meetings of ProFunds and Access One Trust, plus the occasional telephonic Board Meeting. Consolidated Board Meeting minutes and materials would be produced.

•	1 Registered Investment Company

•	1 Registration Statement

•	Services provided would be similar to the services that Citi currently provides to ProFunds

Off-Contract Projects:

Citi can provide additional services that are not contemplated under the fees set forth above (e.g., development of new fund registration statements, proxy materials, etc.). These additional regulatory administration services could be provided at Citi’s customary hourly rate, currently $350 per hour. Incurred out of pocket expenses would be billed separately.

Out-of-Pocket Expenses:

All applicable Out-of-Pocket expenses would be passed through to the Funds.

Annual Fee Increase:

Commencing on the one-year anniversary of the date of this Agreement and annually thereafter, Citi may annually increase the fixed fees and other fees expressed as stated dollar amounts in this Agreement by up to an amount equal to the most recent annual percentage increase in consumer prices for services as measured by the United States Consumer Price Index entitled “All Services Less Rent of Shelter” or a similar index should such index no longer be published.